Exhibit 99.7

For Immediate Release

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 21, 2020 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		WITHHELD
	Number	%	Number	%
Leslie Abi-Karam	65,543,552	99.93	44,009	0.07
Alain Bédard	61,580,712	93.89	4,006,849	6.11
André Bérard	60,898,905	92.85	4,688,656	7.15
Lucien Bouchard	61,890,250	94.36	3,697,311	5.64
Diane Giard	65,431,630	99.76	155,931	0.24
Richard Guay	59,976,773	91.45	5,610,788	8.55
Debra Kelly-Ennis	65,433,149	99.76	154,412	0.24
Neil D. Manning	63,749,023	97.20	1,838,538	2.80
Arun Nayar	65,392,543	99.70	195,018	0.30
Joey Saputo	61,597,135	93.92	3,990,426	6.08

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com